MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation (the “Company”) and the results of operations for the years ended September 30, 2005, 2004, and 2003 are to be read in conjunction with the consolidated financial statements and related notes for the years then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These statements together with the following management’s discussion and analysis, dated December 12, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. The forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion. Factors which could cause actual results or events to differ include, but are not limited to: general economic conditions; interest and currency exchange rates; the cost and availability of capital; changes in world precious and base metals markets; costs and supply of materials relevant to the mining industry; change in government; and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Table of Contents

1.	Corporate Overview p.2
	1.1	Overview of the business
	1.2	Outlook
	1.3	Corporate results

2.	Capital Structure and Financing p.9
	2.1	Capital stock
	2.2	Liquidity and capital resources
	2.3	Long term contractual obligations

3.	Risk Management p.11

4.	Significant Accounting Estimates p.12

1. Corporate Overview

1.1 Overview of the business

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

Peñasquito property

In fiscal 2005, the Company’s focus was on the completion of the Peñasquito feasibility study. This was accomplished on November 11, 2005 when the Company announced that an independent feasibility study was completed and concluded that the Peñasco and Chile Colorado deposits contained within its wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be developed economically at an after-tax internal rate of return (IRR) of 16.2%, based on 100% equity. The project has an undiscounted NPV of US$877 million, with payback of initial capital investment in 6.4 years.

The development plan proposed in the study recommends mining the Peñasco deposit first followed by Chile Colorado. The oxide cap on each deposit will be heap leached to recover silver and gold prior to development of the sulfide resources. Over a projected mine life of 17 years, approximately 219.9 million ounces of silver, 3.29 million ounces of gold, 1.36 million tonnes of zinc and 631,000 tonnes of lead will be produced.

The feasibility study, prepared by M3 Engineering & Technology Corporation of Tucson, Arizona (M3), recommends development of the Peñasquito project as an open pit mine with an initial production rate of 50,000 tpd of sulfide ore; initial oxide ore production will vary between 10,000 tpd and 50,000 tpd. Initial capital investment in the project is estimated to be US$334 million, with an additional US$50 million in sustaining capital required until the project is cashflow positive in 2009. Life-of-mine operating costs (mine, mill and general administration) estimated at US$6.33 per tonne for sulfide ore plus US$1.87 per tonne of oxide ore.

Production of gold and silver dore from the oxide leach facility is expected to commence around mid 2007. Mining of Peñasco sulfide ore is scheduled to commence by mid 2008 when sulfide flotation facilities will be complete. Stripping of the Chile Colorado deposit would commence around 2015 with Chile Colorado oxide feed to the heap leach the following year and sulfide production starting the year following that.

M3 used base case metals prices of US$6.74 per ounce of silver, US$434 per ounce of gold, US$0.52 per pound of zinc and US$0.37 per pound of lead. These prices represent a three year historical rolling average and two year future prices, weighted 60:40 historical to future.

Sensitivity analysis and source information may be found in the feasibility study executive summary on the Company’s website.

Sub-consultant Independent Mining Consultants, Inc. (IMC) calculated a new resource estimate as part of the feasibility study. This new estimate includes exploration drilling up to and including Phase 14, which was completed mid July 2005. The total measured and indicated sulfide resource estimated for the Peñasco, Chile Colorado, Azul and El Sotol deposits is 581 million tonnes grading 29.2 grams per tonne silver, 0.42 grams per tonne gold, 0.70% zinc and 0.30% lead and assumes a US$3.60 per tonne net smelter return (NSR) cutoff for Peñasco and El Sotol and a US$4.18 NSR cutoff for Chile Colorado and Azul.

Based on IMC’s calculations, the Company estimates that the measured and indicated sulfide resource in the deposits contains the following amounts of in-situ metals: 546 million ounces of silver, 7.91 million ounces of gold, 4.07 million tonnes of zinc and 1.74 million tonnes of lead.

An additional 225 million tonnes of sulfide ore grading 24.7 grams per tonne silver, 0.37 grams per tonne gold, 0.6% zinc and 0.25% lead using the same NSR cutoffs is inferred and represents a further 179 million ounces of silver, 2.64 million ounces of gold, 1.34 million tonnes of zinc and 556 thousand tonnes of lead.

The estimated proven and probable reserves are contained within an engineered pit design based on a floating cone analysis of the resource block model using US$5.50 per ounce silver, US$350 per ounce gold, US$0.45 per pound zinc and US$0.30 per pound lead as the basis for determining the pit dimensions. Only measured and indicated sulfide resources are included. Total combined proven and probable pittable sulfide reserves are estimated at 257.8 million tonnes with a grade of 30.19 grams per tonne silver, 0.51 grams per tonne gold, 0.69% zinc and 0.31% lead. Total combined proven and probable oxide-mixed reserves are estimated at 77.3 million tonnes grading 23.3 grams per tonne silver and 0.28 grams per tonne gold.

A number of zones of high grade mineralization are located outside the Peñasco pit envelope at depths between 300 and 650 metres. The economic potential of mining this material by underground methods will be assessed by Wardrop Engineering Inc. of Vancouver.

There is significant upside potential for the Peñasquito project as a whole. Development drilling will continue in order to convert the inferred material to measured and indicated and to expand the Peñasco deposit which is open in several directions. The Company will continue exploration drilling in areas in close proximity to the deposits and in other areas within its large land holdings.

As a result of several productive meetings with CFE, the Mexican electrical authority, the feasibility study assumes that power will be available from tapping into a nearby 400kV cross-country power line. From this location, power would be transmitted at 230kV via a new overhead power line to the mine site main substation.

Work on the EIA is largely complete and is expected to be filed in early calendar 2006. Filing of the associated Risk Assessment and Land Use Change documents is pending SEMARNAT review of surface rights. With respect to surface rights acquisition, the Company has initiated discussions with the three affected ejidos. Clearance has also been received from INHA (archaeological and anthropological institute in Mexico).

The executive summary of the M3 feasibility study is posted on the Company’s web site at www.westernsilvercorp.com.

Carmacks Property

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The deposit contains an open-pit mineable reserve of 13.28 million tonnes grading 0.97% copper. Basic engineering was completed on this project in 1997, and determined positive economics for the project above US$1.05 per pound copper at the prevailing economic conditions. Factors such as cost escalation over the past eight years and the current exchange rate will affect the conclusions. The Company is considering updating the Carmacks feasibility study.

Metallurgical testwork to examine the possibility of biological production of sulphuric acid has produced encouraging results. This would reduce the operating and capital costs for the plant. In addition the data obtained suggests the ultimate closure of the plant may benefit from this technology. Updating previous capital cost information and project economics continues.

The Company has signed a Project Agreement with the Yukon Government and has recommenced the permitting process. An updated Project Description has been accepted as adequate by the Yukon Government and the assessment process is in progress. Comments have been received from responsible authorities and stakeholders and the Company is in the process of preparing responses to these. The schedule developed for the Project Agreement indicates that the review process could be complete by mid 2006, leading to the issue of permits before the end of 2007.

San Nicolas property

San Nicolas is a massive sulfide deposit located in Mexico. The Company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 grams per tonne gold, and 32.1 grams per tonne silver over a mine life of 12 years. The project has been on care and maintenance status for the past three years.

1.2 Outlook

The Company is moving the Peñasquito project forward in line with the conclusions of the independent feasibility study.

As current working capital will not be sufficient to complete construction of the project, the Company has retained an adviser to review potential sources and structures for project financing. The adviser will also be responsible for engaging an independent engineer to review the feasibility study on behalf of potential debt financing institutions.

In 2006, the Company anticipates that its main activities relating to the Peñasquito project will include:

  Expanding the Peñasco pit by continuing to drill on the property;
  Assessing the potential of underground mining operations to supplement open pit mill feed with higher grade material from below the Peñasco and Chile Colorado pits;
  Continuing its optimization of metallurgical recoveries associated with Chile Colorado ore;
  Securing permits and surface rights for construction and operation;
  Continuing aggressive exploration on the Peñasquito property in order to expand and further define the project’s resource base. This work will contribute to the final mine design;
  Completing project financing;
  Selecting an EPCM contractor; and
  Commencing procurement and construction activities.

The Company will continue to examine ways of optimizing its minority interest in the San Nicolas massive sulfide deposit in Zacatecas, Mexico.

The Company will continue working with the Yukon Government on the permitting process relating to its 100% owned Carmacks oxide copper project.

1.3 Corporate results

Consolidated Financial and Operating Information

As at or for the period ending	2005	2004	2003
September 30,	$	$	$
Loss for the period	6,160,266	9,333,284	1,839,981
Loss per share	0.13	0.24	0.06
Total assets	118,959,234	57,728,670	42,654,402
Working capital	58,681,996	12,712,645	2,066,669
Acquisition and exploration costs incurred on mineral properties	10,932,254	6,522,181	5,467,327
Feasibility study costs incurred on mineral properties	4,690,852	1,245,878	323,702
Total costs incurred on mineral properties	15,623,106	7,768,059	5,791,029

Results of Operations

The Company’s net loss for the year ended September 30, 2005 was $6,160,266, or $0.13 per share, compared to a net loss of $9,333,284, or $0.24 per share, for the year ended September 30, 2004. The decrease of $3,173,018 in the 2005 loss over 2004 is mainly attributable to:

1)	Stock-based compensation expensed decreased by $2,212,254 as $1,165,249 of employee stock-based compensation was capitalized to mineral properties in 2005.

2)	Decrease in impairment of mineral properties by $2,171,306. The Company’s Tamara property was written-off in 2005;

3)	Increase in general exploration expenditures of $831,417, relating for the most part to exploration work performed on areas surrounding the Peñasquito property.

4)

Increases in office and administration and consulting expenses of $1,201,938 in 2005, arising from additional costs as the result of the Company’s continued listing on the American Stock Exchange, increasing staff and office space, and higher costs for insurance.

5)	The increase in administrative expenses in 2005 was offset by an increase in interest income of $1,109,456 due to a higher cash and cash equivalents balance during the year.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company’s quarterly results have varied significantly over this period as a result of factors as described below.

	Net loss for	Loss per	Costs incurred	Total
Quarter ending date	the quarter	share	on mineral	assets
			properties
	$	$	$	$
September 30, 2005	2,181,730	0.05	5,949,509	118,959,234
June 30, 2005	2,029,043	0.04	4,322,258	119,517,955
March 31, 2005	1,136,737	0.02	2,991,980	119,910,143
December 31, 2004	812,756	0.02	2,359,359	119,893,185
September 30, 2004	5,030,287	0.13	2,756,824	57,728,670
June 30, 2004	1,478,756	0.04	1,745,157	60,161,770
March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

  Stock-based compensation expense recovery of $511,902 recorded on September 30, 2005 due to a year-end adjustment capitalizing $1,165,249 of stock-based compensation relating to employees whose salaries are allocated to mineral properties. The Company recorded $1,367,715 of stock-based compensation expense on June 30, 2005, $263,968 on March 31, 2005, $366,624 on December 31, 2004, $669,621 on September 30, 2004, $1,127,725 on June 30, 2004, $1,855,997 on March 31, 2004, and $45,316 on December 31, 2003. The expenses recorded were a result of the vesting of stock options awarded to consultants, directors, and employees;

  Costs incurred on mineral properties increased by $1,627,251 in the quarter ended September 30, 2005 as compared to the previous quarter as feasibility study activities continued on the Peñasquito property. Costs incurred on mineral properties were greater by $1,330,278 during the quarter ended June 30, 2005 as compared to the prior quarter, as a result of increased fees relating to the Peñasquito project feasibility study. Costs incurred on mineral property expenditures were greater by $1,011,667 during the quarter ended September 30, 2004 as compared to the prior quarter, as a result of additional drilling costs and feasibility costs relating to the Peñasquito project;

  Impairment of mineral properties of $1,849,259 on September 30, 2005, $4,020,565 on September 30, 2004, and $329,503 on September 30, 2003; and

  General exploration expenditures of $462,121 recorded during the quarter ended September 30, 2005. The majority of the expenditures relate to the further exploration on properties surrounding the Peñasquito property. $99,681 was recorded during the quarter ended June 30, 2005, $234,320 in the quarter ended March 31, 2005, and $85,167 in the quarter ending December 31, 2004.

Costs incurred on mineral properties

Costs incurred on mineral properties during the year ended September 30, 2005 were $15,623,106, compared to mineral property costs of $7,768,059 during the previous year. Of the total mineral property costs, $4,690,852 related to the Peñasquito pre-feasibility study and feasibility study, jointly referred to as the feasibility studies. The remaining $10,932,254 related to property payments and exploration expenditures incurred, which included a large scale drilling program on the Peñasquito property.

Of the $15,623,106 of costs incurred on mineral properties during the year ended September 30, 2005, 98% ($15,258,599) was spent on the Peñasquito project. Principal Peñasquito expenditures include drilling and assaying expenditures ($6,339,420), feasibility expenditures ($4,690,852), consulting fees relating to exploration ($1,835,337), property payments ($592,100), geological fees relating to exploration ($388,808), and exploration office and miscellaneous expenditures ($1,412,082).

Costs incurred on all mineral properties increased by $7,855,047 in the year ended September 30, 2005 as compared to costs incurred on all mineral properties during the year ended September 30, 2004. The increase was mainly due to an increase in drilling and assaying costs on Peñasquito of $1,558,838, an increase in project costs relating to the feasibility studies of $3,444,974, an increase in consulting fees relating to exploration at the Peñasquito property of $1,561,015, and an increase in exploration office expenditures of $892,016 due mainly to the construction and expansion of storage facilities at the Peñasquito property. Peñasquito acquisition costs increased by $350,134. The remainder of the increase in costs to mineral properties related to costs incurred on mineral properties other than Peñasquito.

Related party transactions

During the year ended September 30, 2005, the Company incurred:

1)

$194,413 (2004 - $75,467; 2003 - $72,000) in charges for administrative services and rent from a Company controlled by a director. During the year, the Company terminated its contract by making a one-time payment of $113,430.

2)

$798,994 (2004 - $328,976; 2003 - $382,938) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the Company.

3)	The Company charged rent to one of its directors in the amount of $1,748 (2004 - $nil).

Related party transactions are measured at the exchange amount.

2. Capital Structure and Financing

2.1 Capital stock

Authorized

Unlimited common shares without par value

Issued and outstanding

	Number	Amount
	of shares	$

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,414,626
Pursuant to the exercise of warrants	120,000	693,600
Pursuant to the exercise of stock options	612,000	2,215,420
Transfer of value on exercise of stock options and warrants	-	700,059

Balance at September 30, 2005	48,298,581	143,273,203

Pursuant to the exercise of stock options	284,000	620,100

Balance at December 12, 2005	48,582,581	143,893,303

As at December 12, 2005, the Company had no outstanding warrants and 2,677,000 outstanding stock options.

2.2 Liquidity and capital resources

The Company’s working capital at September 30, 2005 was $58,681,996 compared to working capital of $12,712,645 at September 30, 2004. The working capital figures included cash and cash equivalents of $60,513,188 at September 30, 2005 and $13,528,534 at September 30, 2004. The increase is due mainly to cash received from an equity financing completed in December 2004.

Management has estimated that the Company will have adequate funds from existing working capital, and the proceeds from exercise of share options and warrants to meet its administrative and property obligations for the coming year. As the Company advances or develops its mineral properties further, it will be necessary to obtain additional financing, and while the Company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Financing Activities

During the year ended September 30, 2005, the Company completed a public offering of 6,325,000 common shares at a price of $10.25 per common share for gross proceeds of $64,831,250. These amounts include 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the offering are expected to be used to fund the further development of the Peñasquito project and for general corporate purposes.

During the year ended September 30, 2005, the Company received $693,600 from the exercise of 120,000 warrants at a price of $5.78 per warrant, and $2,215,420 from the exercise of 612,000 stock options, at prices ranging from $1.00 to $9.54 per share.

During the year ended September 30, 2004, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share. The Company received $11,570,950 (net of cash offering costs of $789,050). Agent warrants were issued as stock issuance fees and assigned a value of $302,020. A portion of this capital provided the funding for the exploration, development and administrative activities of the Company for fiscal 2004.

During the year ended September 30, 2004, the Company received $5,477,200 from the exercise of 2,190,000 warrants, at prices ranging from $1.00 to $5.78 per share, and $3,022,900 from the exercise of 1,467,500 stock options, at prices ranging from $1.00 to $4.60 per share.

Investing Activities

The Company incurred $15,623,106 in acquisition, exploration, and feasibility study costs during the year ended September 30, 2005 ($7,768,059 during the year ended September 30, 2004), 98% of which was spent on the Peñasquito project.

Based on the results of the feasibility study for the Chile Colorado and Peñasco deposits, the Company is preparing to finance and develop the deposit through to production.

The Company also expects to continue an active exploration program on and around the Peñasquito property during the 2006 fiscal year.

2.3 Long term contractual obligations

During the year ended September 30, 2005, the Company entered into an agreement to sublease office space. The agreement expires October 29, 2009. During the year ended September 30, 2005, the Company paid a total of $39,964 to the sub-lessor. The amounts committed under all agreements are as follows:

Contractual Obligations as at September 30, 2005	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Rental Agreement	$979,128	$239,787	$479,574	$259,767	-

3. Risk Management

Disclosure Controls and Procedures

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company has been made available to management in preparation of its annual filings. In addition, management has determined that such controls and procedures are working effectively.

Risk and Uncertainties

Capital Resources

The Company is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. The Company has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditure required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements

The Company is currently operating mainly in Mexico and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. Although prices for these metals improved in the twelve months to September 30, 2005, there is no guarantee that these prices will remain at levels required to make development of any given property feasible.

4. Significant Accounting Estimates

The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets, the determination of future income tax liabilities, and the calculation of the fair value of stock-based compensation and warrant issuances. The Company’s accounting policies are set out in full in the annual financial statements.

Mineral Properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company records its interest in mineral properties at cost. Expenditures on properties which have resources or significant mineralization are deferred. These deferred expenditures are to be amortized against any future production, or written off if the properties are abandoned or their value becomes impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If net carrying value of the property exceeds the estimated future net cash flows, the property would be written down to fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based Compensation and warrant valuation

The fair value of stock based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options and warrants granted by the Company.

Future Income Taxes

The majority of the Company’s costs are incurred by the parent company on behalf of its wholly-owned Mexican subsidiaries. Although the Company believes that it will be able to deduct these expenditures against income in future periods, there is no assurance that all expenditures will be deductible for tax purposes in Mexico.